SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the Resolutions approved by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2021.

2.	Composition of the Board of Directors, the Supervisory Committee, members of the Audit Committee and the Independent Auditors

FREE TRANSLATION

Summary of the Resolutions adopted by the Ordinary and Extraordinary
General Shareholders’ Meeting held on April 28, 2021

The Shareholders’ Meeting was held with the Shareholders attending remotely, pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020, due to the prohibition, limitation or restriction on the free movement of people in general, as a result of the health emergency status introduced by Necessity and Urgency Decree No. 297/2020 and successive regulations issued by the National Executive Power. The Meeting was held on the Cisco Webex video-teleconference system.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders´ Meeting Agenda.

Previous Item: Remote Attendance to the Shareholders’ Meeting

It was approved that the Shareholders’ Meeting be carried out with remote attendance pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

1) Appointment of two shareholders to sign the Minutes of the Meeting

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2)  Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-second Fiscal Year, ended December 31, 2020 (the “Fiscal Year 2020”)

All of the documentation submitted for the consideration of the Shareholders was approved without any changes, in the same manner it was approved by the Board of Directors, the Supervisory Committee and the Audit Committee, and reported to the control authorities.

3) Consider the Retained Earnings as of December 31, 2020, which reported a negative balance of AR$ 5,715,155,909. Proposal to: 1) Absorb the amount of AR$ 5,715,155,909 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. 2) It is also proposed to reclassify the amount of AR$ 12,196,593,929 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$ 46,858,951,409) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$ 240,753,599,815.

The Shareholders’ Meeting approved the proposal of the Board of Directors adjusted to March 31, 2021, using the National Consumer Price Index (National CPI) published on April 15, 2021, in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2020, which reported a negative balance of AR$ 6,455,431,747, to:

1. Absorb the amount of AR$ 6,455,431,747 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company.”

2. Regarding the amount of AR$ 13,776,401,012, reclassify it from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$ 52,928,523,270), by charging that amount to the account “Contributed Surplus”, which , after giving effect to such reclassification, will total AR$ 271,938,063,640.

4) Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2020

The performance of all of the Members of the Board of Directors and Members of the Supervisory Committee who served during fiscal year 2020 was approved.

5) Consider the compensation for the Members of the Board of Directors (allocated amount: AR$ 252,586,941) for the fiscal year ended December 31, 2020, which reported a computable loss according to the terms of the CNV Rules

For those directors that served from April 28, 2020 through December 31 2020, a total compensation of AR$ 252,586,941 was approved, to be distributed among the independent directors, or those directors that performed technical and administrative tasks or performed special assignments, in the manner to be agreed by the Board of Directors, taking into consideration the advance payments that they received.

6) Authorize the Board of Directors to pay advances on fees to those Directors who during Fiscal Year 2021 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves)

The Board of Directors was authorized to pay advances on fees to those Directors of Telecom Argentina who during Fiscal Year 2021 serve as independent directors or perform technical-administrative tasks or perform special assignments, within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves.

7) Consider the compensation to Members of the Supervisory Committee for their services during Fiscal Year 2020. Proposal to pay the total amount of AR$ 13,904,904

A total compensation of AR$ 13,904,904 for the Members of the Supervisory Committee of Telecom Argentina was approved for their services provided from April 28, 2020 to December 31, 2020, taking into consideration the advance payments that they received. This total amount shall be equally distributed among the five regular Members as determined by the Supervisory Committee, after allocating the proportional amount to the member that represents the Supervisory Committee at the Executive Committee.

8) Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2021 (contingent upon what the Shareholders’ Meeting resolves)

The Board of Directors was authorized to pay advances on fees to those Members of the Supervisory Committee serving during Fiscal Year 2021, contingent upon what the Shareholders’ Meeting resolves.

9) Determine the number of regular and alternate Members of the Board of Directors to serve from the date of this Shareholders’ Meeting and during three (3) fiscal years

The number of regular Directors was set at eleven (11) and the number of alternate Directors at eleven (11). They shall serve for three (3) fiscal years, i.e. for years 2021, 2022 and 2023, beginning on the date of their appointment and remaining in office until they are replaced in accordance with the provisions of Article 257 of the General Corporations Law.

10) Elect regular Directors

The following persons were elected as regular Directors: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Sebastián Bardengo, Damián Fabio Cassino, Carlos Alejandro Harrison, Martín Héctor D’Ambrosio, Mariano Marcelo Ibáñez, Germán Horacio Vidal, Luca Luciani, Baruki Luis Alberto González and Eduardo Enrique de Pedro.

Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D’Ambrosio and Mr. Germán Horacio Vidal qualify as “Independent” directors in accordance with the standards set forth in the Comisión Nacional de Valores (“CNV”) Rules and the U.S. Securities & Exchange Commission’s Rules. Mr. Moltini, Mr. Urricelqui, Mr. Bardengo, Mr. Cassino, Mr. Ibáñez, Mr. Luciani and Mr. González qualify as “NON-Independent” under CNV ´s Rules.

Mr. Eduardo E. de Pedro qualifies as “Independent” in accordance with CNV´s Rules.

11) Elect alternate Directors

The following persons were elected as alternate Directors: María Lucila Romero, Sebastián Ricardo Frabosqui Diaz, Claudia Irene Ostergaard, Ignacio José María Sáenz Valiente, José Carlos Cura, Miguel Angel Graña, Facundo Martín Goslino, Lucrecia María Delfina Moreira Savino, Maria Constanza Martella, Carolina Susana Curzi and Juan Santiago Fraschina.

Ms. María Lucila Romero, Ms. Claudia Irene Ostergaard, Mr. Sebastián Ricardo Frabosqui Diaz and Mr. Ignacio José María Sáenz Valiente will indistinctly serve as alternates for Mr. Carlos Alberto Moltini, Mr. Alejandro Alberto Urricelqui, Mr. Sebastián Bardengo and Mr. Damián Fabio Cassino. Mr. José Carlos Cura and Mr. Miguel Angel Graña will indistinctly serve as alternates for Mr. Carlos Alejandro Harrison and Mr. Martín Héctor D’Ambrosio. Ms. Carolina Susana Curzi, Ms. Maria Constanza Martella, Ms. Lucrecia María Delfina Moreira Savino and Mr. Facundo Martín Goslino, will indistinctly serve as alternates for Mr. Mariano Marcelo Ibáñez, Mr. Germán Horacio Vidal, Mr. Luca Luciani and Mr. Baruki Luis Alberto Gonzalez. Mr. Juan Santiago Fraschina will serve as alternate for Mr. Eduardo Enrique de Pedro.

Mr. José Carlos Cura and Mr. Miguel Angel Graña qualify as “Independent” directors in accordance with the standards set forth in the CNV´s Rules and the U.S. Securities & Exchange Commission’s Rules. Mr. Frabosqui Diaz, Mr. Sáenz Valiente, Mr. Goslino, Ms. Romero, Ms. Ostergaard, Ms. Moreira Savino, Ms. Martella and Ms. Curzi qualify as “NON-Independent” under CNV´s Rules.

Mr. Juan Santiago Fraschina qualifies as “Independent” under CNV´s Rules.

12) Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2021

The following persons were appointed as regular Members of the Supervisory Committee: Pablo Andrés Buey Fernández, Pablo Gabriel San Martín, Alejandro Héctor Massa, María Ximena Digón and Saturnino Jorge Funes.

Ms. María Ximena Digón, Mr. Pablo Andrés Buey Fernández and Mr. Saturnino Jorge Funes are lawyers, and Mr. Pablo Gabriel San Martín and Mr. Alejandro Héctor Massa are certified public accountants. They all qualify as “Independent”

members in accordance with the standard set forth by the CNV´s Rules.

Finally, it was informed that none of the proposed members of the Supervisory Committee, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina and shall not be proposed to serve in that capacity.

13) Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2021 and elect them

It was resolved to appoint five (5) alternate Members, and the following persons were elected: Javier Alegría, Rubén Suárez, Matías Alejandro Fredriks, Delfina Lynch and Ona Celia Dimnik.

Mr. Javier Alegría will serve as alternate for Mr. Pablo Andrés Buey Fernández; Mr. Rubén Suárez will serve as alternate for Mr. Pablo Gabriel San Martín; Mr. Matías Alejandro Fredriks will serve as alternate for Mr. Alejandro Héctor Massa; and Ms. Delfina Lynch and Ms. Ona Celia Dimnik will serve as alternates, indistinctly, for Ms. María Ximena Digón and Mr. Saturnino Jorge Funes.

Mr. Javier Alegría, Mr. Matías Alejandro Fredriks, Ms. Delfina Lynch and Ms. Ona Celia Dimnik are lawyers, and Mr. Rubén Suárez is a certified public accountant. All of them qualify as “Independent” members in accordance with the standard set forth in the CNV´s Rules.

None of the proposed alternate members, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina, and they shall not be proposed to serve in that capacity.

14) Determine the compensation of the Independent Auditors who served during Fiscal Year 2020

A total compensation for audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2020 was approved in the amount of AR$ 80,485,186 (not including VAT), of which AR$ 51,188,180 represented Financial Statements audit tasks, and AR$ 29,297,006 represented audit tasks conducted with regards to the certification in compliance with Sarbanes Oxley Act Section 404.

15) Appoint the Independent Auditors of the financial statements for Fiscal Year 2021 and determine their compensation

“Price Waterhouse & Co SRL” was appointed as Independent Auditor of the Financial Statements of Telecom Argentina for the Fiscal Year ending December 31, 2021. Alejandro Javier Rosa will serve as the regular certifying accountant, and Reinaldo Sergio Cravero and Ezequiel Luis Mirazon will serve as his alternates indistinctly.

It was resolved that the compensation of the Independent Auditors shall be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2021, empowering the Audit Committee to determine the terms and conditions of service delivery, and authorization was granted for the payment of advances on fees to the Independent Auditors, in the amount that the Audit Committee deems reasonable.

16) Consider the budget for the Audit Committee for Fiscal Year 2021 (AR$ 10,769,274)

The budget for the operation of the Audit Committee for Fiscal Year 2021 was set at the amount of AR$ 10,769,274.

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernández, certified compliance with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020 and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Ms. Lucía Soutullo on behalf of the Comisión Nacional de Valores and Certified Public Accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange participated in the Meeting through the Cisco Webex teleconference system.

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

ITEM 2.

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE, MEMBERS OF THE AUDIT COMMITTEE AND THE INDEPENDENT AUDITORS

AS OF APRIL 28, 2021

I)             Pursuant to the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2021 and by the Board of Directors on its meeting held on the same day, the composition of the Board of Directors of Telecom Argentina is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Carlos Alberto Moltini. Vice-Chairman: Mr. Mariano Marcelo Ibáñez Directors: Mr. Sebastián Bardengo, Mr. Alejandro Alberto Urricelqui, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Luca Luciani, Mr. Baruki Luis Alberto González and Mr. Eduardo Enrique de Pedro. Alternate Directors: Ms. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Ms. Claudia Irene Ostergaard, Mr. Ignacio José Sáenz Valiente, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Facundo Martín Goslino, Ms. Lucrecia María Delfina Moreira Savino, Ms. María Constanza Martella, Ms. Carolina Susana Curzi and Mr. Juan Santiago Fraschina.

The members of the Board of Directors will hold office until the end of Fiscal Year 2023, and will remain in their positions until they are replaced pursuant to article 257 of the General Corporations Law.

II)            Pursuant to the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2021, the composition of the Supervisory Committee is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Pablo Gabriel San Martín, Mr. Alejandro Héctor Massa, Ms. María Ximena Digón and Mr. Saturnino Jorge Funes. Alternate Members: Mr. Javier Alegría, Mr. Rubén Suárez, Mr. Matías Alejandro Fredriks, Ms. Delfina Lynch and Ms. Ona Celia Dimnik.

The members of the Supervisory Committee will hold office for 1 year.

III)           Pursuant to the resolutions adopted by the Board of Directors on its meeting held on April 28, 2021, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE: Mr. Carlos Alejandro Harrison (“financial expert” of the Audit Committee); Mr. Martín Héctor D´Ambrosio and Mr. Germán Horacio Vidal.

IV)          Pursuant to the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2021, Price Waterhouse & Co S.R.L. was designated as Independent Auditor of the Financial Statements for Fiscal Year 2021, acting Mr. Alejandro Javier Rosa as regular certifying accountant, and Mr. Sergio Reinaldo Cravero and Ezequiel Luis Mirazón as his alternates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 29, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations